

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via E-Mail</u>
Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

>   **Re: Primo Water Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 13, 2011**
>   **File No. 333-173554**
>   **Current Report on Form 8-K**
>   **Filed March 24, 2011**
>   **File No. 001-34850**

Dear Mr. Castaneda:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Use of Proceeds, page 30

1. We note the new disclosure you added under this heading regarding the amount to be disgorged by Culligan International. Please tell us how you determined the amount to be disgorged, including the amount of applicable transaction costs. Please also revise your disclosure under the heading "Certain Relationships and Related Party Transactions" to provide the information required by Item 404 of Regulation S-K with respect to the Disgorgement Agreement.

Principal and Selling Stockholders, page 93

2. To the extent you have not already done so in the footnotes to the table under this heading, please identify the natural person, natural persons, or the publicly registered company that exercise the sole or shared voting or investment powers with respect to the shares disclosed. For additional guidance, please refer to Interpretive Response 240.04 of our Regulation S-K Compliance & Disclosure Interpretations (July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Current Report on Form 8-K filed March 24, 2011

3. We reviewed your response to comment five in our letter dated May 10, 2011. Please provide us with a schedule quantifying the projected dollar value increase in revenue growth attributable to each of the bulleted points included in your response.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Sean Jones
        K&L Gates LLP